EXHIBIT 99.1

EARNINGS COVERAGE RATIO

The following consolidated financial earnings coverage ratios, calculated for the year ended December 31, 2009 and the 12-month period ended June 30, 2010, give effect to all long-term financial liabilities of the Company and the repayment, redemption or retirement thereof since such date. The earnings coverage ratios and the amount of earnings and interest expense set forth below do not purport to be indicative of the earnings coverage ratios for any future periods. The deficiency figures and coverage ratio have been calculated based on amounts reported under U.S. GAAP.

	Year Ended December 31, 2009	12-Months Ended June 30, 2010
Earnings coverage (1)	0.6	(0.1)

(1)	Earnings coverage ratio is equal to net loss before interest expense and income taxes divided by interest expense on all debt.

The Company’s interest expense requirements amounted to approximately $38.0 million and $36.3 million for the year ended December 31, 2009 and the 12-month period ended June 30, 2010, respectively. The Company’s net loss before income taxes and interest expense for the 12-month period ended June 30, 2010 was approximately $5.0 million, which resulted in an interest coverage deficiency of approximately $41.3 million and a negative earnings coverage ratio of 0.1. The Company’s net income before income taxes and interest expense for the year ended December 31, 2009 was approximately $21.2 million, which resulted in a positive earnings coverage ratio of 0.6.